Filed by Eastern Bankshares, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: HarborOne Bancorp, Inc.

SEC File No.: 001-38955

Filer’s SEC File No.: 001-39610

Date: September 24, 2025

125 High Street Oliver Tower, Suite 901 Boston, MA 02110

To the shareholders of HarborOne Bancorp, Inc.:

We are pleased to inform you that on August 20, 2025, HarborOne Bancorp, Inc. (“HarborOne”) shareholders approved all matters in support of the merger with Eastern Bankshares, Inc. (“Eastern”) pursuant to the Agreement and Plan of Merger dated April 24, 2025 (the “Merger Agreement”). On behalf of the Board of Directors of Eastern, thank you for your support of the merger, which will further strengthen our position as Greater Boston’s leading local bank and expand our footprint into Rhode Island.

You are receiving this letter because our records indicate that you currently hold an interest in HarborOne shares through the HarborOne ESOP and/or 401(k) plan. In accordance with the Merger Agreement, as a holder of HarborOne common stock, you are entitled to elect to receive for each share of HarborOne common stock that you own in these plans a) 0.765 shares of Eastern common stock, b) $12.00 in cash, or c) a combination of cash and stock. The Merger Agreement provides that no less than 75% but no more than 85% of the shares of HarborOne common stock outstanding immediately prior to the effective time of the merger will be exchanged for stock consideration. Therefore, you may receive stock and/or cash that differs from your election, depending upon the aggregate election outcome. Please carefully review Article II: Merger Consideration; Exchange Procedures of the Merger Agreement as filed as Exhibit 2.1 in the Current Report on Form 8-K with the SEC on April 24, 2025.

ESOP and 401(k) plan participants must make their elections no later than 5:00 pm Eastern Time on Thursday, October 23, 2025. We’ve created FAQs for ESOP and 401(k) plan participants to guide you through the election process. To make your election, and to review the FAQs, please visit the following site:

www.tabulationsplus.com/hone

Enter this 10-digit control number, then follow the instructions provided on the site to make your election: 1234567890

If you do not make an election, the respective plan trustee will elect your shares in proportion to the elections made by plan participants.

If you have questions about this process or require assistance related to the merger consideration election process, please contact the information agent appointed by Eastern, Innisfree M&A Incorporated, via telephone at (877) 800-5182.

On behalf of our Board and the entire Eastern team, thank you for your continued support.

Sincerely,

Robert F. Rivers

Executive Chair and Chair of the Board of Directors

Eastern Bankshares, Inc. and Eastern Bank

No Offer or Solicitation

This communication is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed merger transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Eastern, HarborOne or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger transaction, Eastern filed a registration statement on Form S-4 with the SEC that includes a proxy statement of HarborOne, which has been distributed to the shareholders of HarborOne in connection with their votes on the merger of HarborOne with and into Eastern. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain these documents, and any other documents Eastern and HarborOne have filed with the SEC, free of charge at the SEC’s website, www.sec.gov, or by accessing Eastern’s website at https://investor.easternbank.com under the tab “Financials” and then under the heading “SEC Filings”, or by accessing HarborOne’s website at https://www.HarborOne.com/ under the tab “Investor Relations” and then under the heading “SEC Filings.” In addition, documents filed with the SEC by Eastern or HarborOne will be available free of charge by requesting them in writing or by telephone from the appropriate company at the following address and phone number:

Eastern Bankshares, Inc. Investor Relations	HarborOne Bancorp, Inc. Investor Relations
Email: a.hersom@easternbank.com	Email: SFinocchio@HarborOne.com
Telephone: (860) 707-4432	Telephone: (508) 895-1180